OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

15 June 2009

United States

Securities and Exchange Commission

100 F St., NE

Washington, DC  20549-7010

Attention: Division of Corporation Finance

By filing on EDGAR

Dear Sirs:

Re:

File No. 0-30614

Form 20-F for the Fiscal Year Ended February 29, 2008 (the “2008 20-F”)

Ref:

Your letter dated January 30, 2009

The purpose of this filing is to provide a written response to the comments about our 2008 20-F contained in your letter above cited. We shall follow the headings and comment numbers used in your letter.

Risk Factors, page 13 – Your Item 1.

In our next filing in Form 20-F we propose to amend the risk factor captions as follow:

Change the caption “Exploration risk” to:

WE MAY NOT SUCCEED IN DISCOVERING COMMERCIAL QUANTITIES OF MINERALS OR OIL AND GAS ON OUR EXPLORATION PROJECTS, QUANTITIES WHICH HAVE NOT BEEN ESTABLISHED BY OUR EXPLORATION EFFORTS TO DATE.

Change the caption “Market risks” to:

THE MARKET VALUE OF OUR SHARES IN THE PUBLIC MARKETS ON WHICH THEY TRADE IS SUBJECT TO HIGH VOLATILITY AND TO UNPREDICTABLE CHANGES IN THE EVALUATIONS, PERCEPTIONS AND SENTIMENTS OF BUYERS AND SELLERS IN THOSE MARKETS.

Change the caption “Political risks” to:

OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES.

Oromin Explorations Ltd.
Response letter to Securities and Exchange Commission
June 15, 2009
Page 2 of 5

Change the caption “Financing risks” to:

OUR PROJECTS DO NOT PRODUCE ANY REVENUES OR CASH FLOWS, AND WE ARE DEPENDENT ON OUR ABILITY TO ACCESS THE CAPITAL MARKETS AND ISSUE ADDITIONAL EQUITY CAPITAL TO RAISE THE FUNDS NECESSARY TO CONTINUE OUR EXPLORATION. OUR ABILITY TO ACCESS THE CAPITAL MARKETS CANNOT BE ASSURED, AND IF WE ARE ABLE TO ACCESS THEM, EXISTING INVESTORS WILL HAVE THEIR OWNERSHIP INTERESTS DILUTED UPON THE ISSUE OF ADDITIONAL EQUITY.

Change the caption “Commodity price risks” to:

OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITIES GOLD AND OIL AND GAS, AND THE MARKET PRICES FOR THESE ARE SUBJECT TO HIGH VOLATILITY.

Change the caption “Input price risks” to:

THE PRICES OF MANY SIGNIFICANT INPUTS TO OUR COSTS OF EXPLORING ARE SUBJECT TO HIGH VOLATILITY AND COULD RENDER OUR COSTS OF CONTINUING TO EXPLORE HIGHER THAN ANTICIPATED, PLANNED OR BUDGETED.

Change the caption “Key personnel risks” to:

WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION.

Change the caption “History of Net Losses: Accumulated Deficit; Lack of Revenue from Operations”” to:

WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE.

Change the caption “Limited Experience with Development-Stage Resource Operations” to:

WE HAVE LIMITED EXPERIENCE IN PLACING RESOURCE PROPERTIES INTO PRODUCTION.

Change the caption “Stock Subject to Penny Stock Rules” to:

WE ARE SUBJECT TO SECURITIES REGULATORY RULES IN THE UNITED STATES WHICH MAY HAVE THE EFFECT OF REDUCING TRADING ACTIVITY, AND THEREFOR MAY REDUCE LIQUIDITY IN THE MARKET FOR OUR SHARES IN THE UNITED STATES.

Change the caption “Uninsurable risks” to:

OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS.

Oromin Explorations Ltd.
Response letter to Securities and Exchange Commission
June 15, 2009
Page 3 of 5

Change the caption “Competition” to:

OUR COMPETITORS IN THE MINERAL AND OIL AND GAS EXPLORATION INDUSTRIES INCLUDE NUMEROUS LARGER COMPANIES MOST OF WHICH HAVE BETTER ACCESS TO THE EXPERTISE AND FINANCING NECESSARY TO CARRY OUT ACTIVITIES.

Change the caption “Foreign Countries and Regulatory Requirements” to:

WE ARE EXPLORING IN THE REPUBLIC OF SÉNÉGAL AND THE REPUBLIC OF ARGENTINA, EACH OF WHICH COUNTRIES POSSESSES COMPLEX REGULATORY REGIMES WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS.

Change the caption “Environmental and Other Regulatory Requirements” to:

OUR ACTIVITIES IN MINERAL AND OIL AND GAS EXPLORATION SUBJECT US TO A WIDE ARRAY OF ENVIRONMENTAL AND RELATED REGULATIONS WHICH CAN BE COSTLY AND TIME-CONSUMING TO COMPLY WITH.

Change the caption “Dividends” to:

WE DO NOT PLAN TO BE A DIVIDEND-PAYING COMPANY IN THE FORESEEABLE FUTURE.

Change the caption “Share Price Volatility and Price Fluctuations” to:

THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS.

Change the caption “Company’s Officers…Judgements” to:

ALMOST ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE THE UNITED STATES WHICH COMPROMISES THE ENFORCEABILITYOF CIVIL LIABILITIES AND JUDGEMENTS.

Change the caption “If the Company…Less Liquidity for the Stock” to:

UNITED STATES INVESTORS FACE THE RISK THE COMPANY COULD BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR UNITED STATES TAX PURPOSES, WITH POSSIBLE ADVERSE TAX AND LIQUIDITY CONSEQUENCES.

__________________________

In each case, if the change of caption results in inappropriate redundancy in the text describing the risk factor, the text describing the risk factor will be changed accordingly.

Organizational Structure, page 21 – Your Item 2.

In our next filing in Form 20-F we shall provide a footnote in the chart box labeled “Santa Rosa Property” which shall reference a footnote which shall read as follows:

Oromin Explorations Ltd.
Response letter to Securities and Exchange Commission
June 15, 2009
Page 4 of 5

“The interest of Exploraciones Oromin, S.A. in the Santa Rosa Property takes the form of an exploration permit to explore for hydrocarbons for three exploration periods totaling six years, which is convertible to a 25-year exploitation permit with a possible 10-year extension, as more completely set out under Item D. “Property Plants and Equipment – Santa Rosa Property, Argentina” below.”

Also, in our next filing in Form 20-F we shall provide a footnote in the chart box labeled “Sabodala Property” which shall reference a footnote which shall read as follows:

“The interest of Oromin Joint Venture Group Ltd. in the Sabodala Property takes the form of its rights and interest in a Mining Convention to which it is a party with the Government of Sénégal dated February 17, 2005 as subsequently amended, as more completely set out under Item D. “Property Plants and Equipment – Sabodala Property, Sénégal” below. These rights, which are subject to extension if certain conditions are met, currently extend to December 22, 2009.”

We shall also amend the chart box for “OJVG Ltd.” to read “Oromin Joint Venture Group Ltd.”

Related Party Transactions, page 51 – Your Item 3.

In order to clarify the apparently conflicting information about Bible, Havana and Surge, in our next filing in Form 20-F we shall add disclosure as follows (to text found in the 2008 20-F in the first full paragraph on page 52):

“…a position Mr. Idziszek held until April 2007. Havana subsequently changed its name to Surge Global Energy Inc. (“Surge”). The agreement was amended…”

Changes in Internal Control over Financial Reporting, page 68 – Your Item 4.

Our third-party advisor on Sarbanes-Oxley documentation and testing has provided the following suggested language in response to your item 4. We propose to incorporate the key points set out in this language into our future annual reports in Form 20-F, with the necessary changes to reflect the current state of our remediation efforts.

“Management, at the time of filing the 20F on September 19, 2008, had just commenced its remediation efforts for the identified material weaknesses and, as such, was still in the process of securing adequate resources to fully implement the necessary corrective measures to address the identified material weaknesses. Management's efforts are further hampered by tighter constraints on administrative budgets and expenditures in the face of a recessionary economy.

“Management is in process of implementing a company-wide framework that will encompass internal control polices, procedures, instructions and guidelines for its operations in the Vancouver head office and its foreign locations to address weaknesses identified at the entity-level. It should be noted that in line with the COSO framework, also the Company's framework's level of assurance does not provide certainty as to the realization of objectives, nor can it prevent all inaccuracies, errors, instances of fraud or non-compliance with laws and regulations. The framework focuses on a number of financial reporting controls to strike an appropriate balance to the necessary flexibility to support and control operational stability and excellence, and to achieve compliance with relevant laws and regulations. Management will continue in its efforts to put into practice a more comprehensive budgeting review process to monitor its performance. This will include implementing high level strategy and budgeting sessions whereby reporting of current and projected results are reviewed.

Oromin Explorations Ltd.
Response letter to Securities and Exchange Commission
June 15, 2009
Page 5 of 5

“The framework further emphasizes formalized review and approval procedures for timely account reconciliations and expenditures to maintain the integrity and accuracy of the accounting system. Management has engaged external consultants to assist with creating and implementing key reconciliation templates, and educating staff members on internal controls over key business processes such as monthly reconciliation of foreign operation's activities and expenditures. This process is continuously improved through regular and independent evaluations to monitor the effectiveness of associated corrective actions taken.

“Management has developed and is currently in the process of implementing a set of policies and procedures to specifically address the identified IT weaknesses that relate to operational stability, program changes, computer and application operations, access, security and disaster recovery plans. Management has hired an IT consultant to address and to implement these remediation efforts with the Company's IT service provider.

“Management has committed, and will continue to commit, considerable resources to its efforts to improve and strengthen the Company's internal controls.”

Certifications, page 74 – Your Item 5.

In our next filing in Form 20-F we shall attach these certifications to the annual report as Exhibits 12.1 and 12.2.

__________________________

We trust that these proposals meet the objectives of your comments in your January 30, 2009 letter. We welcome any additional comments which may arise.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

per:

“Ian Brown”

Ian Brown, CA

Chief Financial Officer

cc:

Audit Committee

Corporate Secretary